Exhibit 99.11
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Aaron ERTER
Date of last notice	25 August 2023

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable.
Date of change	17 August 2024 (US Time)

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

No. of securities held prior to change
Ordinary shares/CUFs:
20,522 (5,130 are in a holding lock until 17 August 2025).

ROCE RSUs:
191,577, representing:
•19,862 ROCE RSUs with a vesting date of 17/08/24;
•79,450 ROCE RSUs with a vesting date of 17/08/25;
•92,265 ROCE RSUs with a vesting date of 17/08/26.

TSR RSUs:
292,856, representing:
•39,450 TSR RSUs with a vesting date of 17/08/24;
•115,688 TSR RSUs with a vesting date of 17/08/25;
•137,718 TSR RSUs with a vesting date of 17/08/26.

Options:
269,221 with a vesting date of 3/11/2025

Class	Unquoted restricted stock units and unquoted options. Ordinary shares/CUFs.
Number acquired	Ordinary shares/CUFs: 11,063 ROCE RSUs: •89,621 ROCE RSUs with a vesting date of 17/08/27. TSR RSUs: •137,865 TSR RSUs with a vesting date of 17/08/27.
Number disposed	ROCE RSUs: 8,799 TSR RSUs: 39,450

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation
Ordinary shares/CUFs:
Nil consideration, issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting.

ROCE RSUs and TSR RSUs:
Nil consideration, issued in accordance with the shareholder approval provided at the 2024 Annual General Meeting.

No. of securities held after change
Ordinary shares/CUFs:
31,585 (5,130 are in a holding lock until 17 August 2025, 2,766 are in a holding lock until 17 August 2026).

ROCE RSUs:
261,336 representing:
•79,450 ROCE RSUs with a vesting date of 17/08/25;
•92,265 ROCE RSUs with a vesting date of 17/08/26.
•89,621 ROCE RSUs with a vesting date of 17/08/27.

TSR RSUs:
391,271 representing:
•115,688 TSR RSUs with a vesting date of 17/08/25;
•137,718 TSR RSUs with a vesting date of 17/08/26.
•137,865 TSR RSUs with a vesting date of 17/08/27.

Options:
269,221 with a vesting date of 3/11/2025

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Issue of Ordinary Shares/CUFs:
•Issue of 11,063 ordinary shares/CUFs on 17 August 2024 (following vesting of 19,862 ROCE RSUs that were originally issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).
•Issue of 0 ordinary shares/CUFs on 17 August 2024 (following vesting of 39,450 Relative TSR RSUs that were originally issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).

Cancellation of RSUs:
•Cancellation of 8,799 ROCE RSUs on 17 August 2024 (which were originally issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).
•Cancellation of 39,450 TSR RSUs on 17 August 2024 (which were originally issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).

Issue of RSUs:
•Off market issue of 89,621 ROCE RSUs on 17 August 2024 on the terms outlined in the Notice of Annual General Meeting dated 4 July 2024 and as approved by the Shareholders on 8 August 2024 (Dublin time).
•Off market issue of 137,865 TSR RSUs on 17 August 2024 on the terms outlined in the Notice of Annual General Meeting dated 4 July 2024 and as approved by the Shareholders on 8 August 2024 (Dublin time).

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil.
Nature of interest	Nil.
Name of registered holder (if issued securities)	Nil.
Date of change	Nil.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil.
Interest acquired	Nil.
Interest disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil.
Interest after change	Nil.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable.
If prior written clearance was provided, on what date was this provided?	Not applicable.

+ See chapter 19 for defined terms.

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